United States securities and exchange commission logo





                          October 1, 2021

       Zeynep Hakimoglu
       Cheif Executive Officer
       ClearOne, Inc.
       5225 Wiley Post Way, Suite 500
       Salt Lake City, Utah 84116

                                                        Re: ClearOne, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 27,
2021
                                                            File No. 333-259799

       Dear Ms. Hakimoglu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Michael Dunn